Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

January 12, 2007

United States Securities Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	ULURU Inc.

Registration Statement on Form SB-2

Filed on December 15, 2006

File Number No. 333-139417

Dear Mr. Riedler:

On behalf of our client, ULURU Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form SB-2 (the “Form SB-2”) filed with the Commission on December 15, 2006, which comments were contained in the Staff’s letter to the Company dated December 21, 2006 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response in plain text.

Form SB-2

General

1.

We note that the securities you are registering in your Form SB-2 are being made on a shelf basis under Rule 415. Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made in a shelf basis under Rule 415(a)(1)(i).

Jeffrey P. Riedler

January 12, 2007

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares being registered are not on behalf of the Company, but rather on behalf of the named selling security holders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. Therefore, the Company respectfully submits that its registration of the resale of 55,674,262 shares in the Form SB-2 is in compliance with Rule 415(a)(1)(i). The Company also respectfully submits that the registration of the resale of these shares does not constitute an indirect primary offering by the Company.

The Company wishes to register the resale of 55,674,262 shares of its common stock, representing shares, and shares underlying warrants, currently held by the 20 selling security holders named in the Form SB-2, as follows:

•

3,423,124 shares are being registered on behalf of Cornell Capital Partners, LP (“Cornell Capital”). Of these shares, (i) 1,166,667 shares are issuable upon the exercise of fixed-price warrants held by Cornell Capital, which warrants the Company issued in October 2005, (ii) 993,300 shares were issued to Cornell Capital as a commitment fee in connection with the Company’s March 2006 merger transaction and (iii) 1,263,157 shares were issued to Cornell Capital in connection with the Company’s December 6, 2006 common stock purchase agreement transaction (the “December 2006 Financing”) upon cancellation of a portion of a debenture held by Cornell Capital, which debenture the Company issued in October 2005.

•

9,454,824 shares are being registered on behalf of Prenox, LLC (“Prenox”). Of these shares, (i) 3,066,667 shares are issuable upon the exercise of a fixed-price warrant held by Prenox, which warrant the Company issued in October 2005, (ii) 1,125,000 shares are issuable upon the exercise of a fixed-price warrant held by Prenox, which warrant the Company issued in August 2006, (iii) 4,048,582 shares were issued to Prenox in connection with the December 2006 Financing upon cancellation of a portion of a debenture held by Prenox, which debenture the Company issued in October 2005, and (iv) 1,214,575 shares were issued to Prenox in connection with the December 2006 Financing upon cancellation of a portion of a debenture held by Prenox, which debenture the Company issued in August 2006.

•	40,526,314 shares are being registered on behalf of the other selling security holders named in the Form SB-2 (other than Blue Trading, Inc.).

Jeffrey P. Riedler

January 12, 2007

These shares were issued by the Company in connection with the December 2006 Financing.

•

2,270,000 shares are being registered on behalf of Blue Trading, Inc. (“Blue”). These shares are issuable upon the exercise of a fixed-price warrant issued by the Company to Blue, the Company’s placement agent, in connection with the December 2006 Financing.

The debentures and warrants issued by the Company to Cornell Capital and Prenox were issued up to 16 months ago in transactions that were fully negotiated at arms’ length by the parties and their counsel. In each case, Cornell Capital (or its assignor) or Prenox paid for or performed services for such securities at such time in full satisfaction of the issuance of such securities. Now, many months later the Company proposes to register these shares.

The terms of the sale and issuance of shares of the Company’s common stock in the December 2006 Financing, as well as the related registration rights granted to the 20 selling security holders, were fully negotiated at arms’ length by the parties and their counsel. The $0.95 per share purchase price paid by the selling security holders is greater than the $0.90 and $0.91 closing prices of the Company’s common stock as of December 5 and 6, 2006, respectively, the trading days preceding the closing of the December 2006 Financing. In fact, it is greater than the closing prices of the Company’s common stock between November 10, 2006 and December 6, 2006, during which period the range of closing prices was $0.60 to $0.91 per share. That is, rather than receiving a discount as part of their purchase of these shares the selling security holders actually paid a premium over the then-prevailing market price.

In connection with the December 2006 Financing, the Company did not issue any securities other than shares of its common stock and the selling security holders paid the entire aggregate purchase price in cash at the time of issuance (other than Cornell Capital and Prenox, who tendered debentures held by them for up to 16 months). The selling security holders did not receive any convertible securities, such as floating-price convertible notes or warrants, or any other consideration from the Company. In this way, this transaction does not contain many of the elements of PIPE transactions that we understand the Staff closely scrutinizes in determining the applicability of Rule 415.

Of the 20 selling security holders, none beneficially owns, nor is proposing to sell in the offering, more than 13.2% of the Company’s issued and outstanding common stock. There are 10 distinct unaffiliated selling security holders or selling security holder groups, only 4 of whom beneficially own more

Jeffrey P. Riedler

January 12, 2007

than 10% of the Company’s issued and outstanding common stock. The selling security holders are reputable institutional accredited investors and none of them is in the business of underwriting securities or has any relationship to the Company other than ownership of shares of the Company’s common stock.

Given the breadth of holdings of the selling security holders, and the lack of affiliation among the selling security holders and with the Company, none of the selling security holders/groups exerts control over the market for the Company’s common stock and, accordingly, does not possess the ability to dictate the market for the Company’s common stock.

Given the totality of the circumstances surrounding the Company’s issuances of the securities to be registered (or securities upon exercise of which securities to be registered are issuable), including application of the factors identified by the Division of Corporation Finance in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29, as ones its considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer, the registration of the shares complies with Rule 415(a)(1)(i). In particular, the Company issued the shares, or the securities underlying some of the shares, to be registered up to 16 months ago, all of these securities were issued in transactions fully negotiated by the parties and their counsel at arms’ length (including, in the case of the December 2006 Financing, an agreed-upon purchase price paid in full at the time of issuance at a premium over market price and no issuance of securities other than shares of the Company’s common stock) and none of the 20 selling security holders is in the business of underwriting securities.

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares being registered are not on behalf of the Company, but rather on behalf of the named selling security holders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. For the reasons stated herein, the Company respectfully submits that its registration of the resale of 55,674,262 shares in the Form SB-2 is in compliance with Rule 415(a)(1)(i).

Jeffrey P. Riedler

January 12, 2007

Selling Security Holders, page 21

2.

We note that in your Calculation of Fee Table, you are registering 55,647,262 shares of common stock. However, your selling security holder table does not appear to total the aggregate amount you are registering in the Form SB-2. Please revise your selling shareholder table so that it includes all of the shares you are registering pursuant to this Form SB-2 or advise us accordingly.

In response to the Staff’s comment, the Company will include a line item in the selling security holder table to indicate that 55,647,262 is the total aggregate number of shares the Company is registering in the Form SB-2.

Signature Page

3.

Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

In response to the Staff’s comment, the Company will revise the signature page to the Form SB-2 to indicate all of the capacities in which the named signatories are signing the Form SB-2.

*    *    *

Please note we intend to file an amendment to the Form SB-2 after we receive your response to the Company’s responses set forth herein. Should you wish to discuss the Company’s responses set forth herein, please do not hesitate to contact me or my colleague Jack Concannon by telephone at 617-951-8495 or 617-951-8874, respectively, or by facsimile at 617-951-8736.

Kindly acknowledge receipt of this letter by date-stamping the enclosed copy and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

/s/ Mark A. Meltz

Mark A. Meltz

cc:	Song Brandon (Securities and Exchange Commission)
Kerry P. Gray (ULURU Inc.)
John J. Concannon III, Esq.